NEWS RELEASE

FIRST DRILL STEM TEST AND RESERVOIR CORES FROM THE ANTELOPE-2 APPRAISAL WELL CONFIRMS EXTENT OF REEF RESERVOIR

Houston, TX/Cairns Australia, October 14, 2009 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC), today announced that drill stem test (DST) #1 in the Antelope-2 well in Papua New Guinea, tested natural gas and condensate at a rate of 14.1 million cubic feet of gas per day with 16.5 barrels of condensate per million cubic feet.  The test was conducted in the open hole interval from 6,011 feet (1,832 meters) to 6,175 feet (1,882 meters) through a 35/64 inch choke with flowing tubing pressure of 2,070 pounds per square inch.  The gas flow rate was significantly limited by the 3/4 inch downhole DST equipment.

Prior to initiating DST #1, the well was cored from 6,057 feet (1,846 meters) to 6,175 feet (1,882 meters) and 117.5 feet (35.8 meters) of 4 inch core was successfully recovered (99.4% recovery).  We believe that the core sampling indicated very good visual porosity and vugs (small to medium sized cavities inside the core) from the reefal reservoir.

“We believe that the core demonstrates excellent visible porosity and the core sample closely resembles the reservoir quality demonstrated by the flow test at Antelope-1,” stated Mr. Phil Mulacek, Chief Executive Officer of InterOil.  “In addition, the DST and core confirms the presence of reefal dolomitization 345 feet higher than expected and 2.23 miles from the Antelope-1 well.”

The primary objectives of the Antelope-2 well are to: 1) penetrate the southern margin of the Antelope Reef and determine the extent of the dolomite cap or higher porosity limestone reservoir predicted from seismic evaluation; and 2) investigate the lower transition zone to further quantify and evaluate the nature of the fluid contacts in the southern extent of the field, in particular providing more information on the vertical extent and any commercial potential for either a heavy condensate or oil leg.

InterOil News Release

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea. The Company is headquartered in Cairns, Australia and has offices in Houston, Texas, Port Moresby, Papua New Guinea and Singapore.  InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning drilling of the Antelope-2 well in the Elk/Antelope field, the characteristics of the Antelope reef structure, the potential for an oil leg, and a review of the Company’s resource estimates. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that oil, gas or condinsate from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.  There is no guarantee that an oil leg will be established of a size and grade as to be commercially exploitable.  In addition, there is no guarantee that the Antelope-2 well will ultimately be successful.

InterOil News Release

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release